Delisting Determination, The Nasdaq Stock Market, LLC, February 20, 2020, Ability Inc. The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares of Ability Inc. (the Company), effective at the opening of the trading session on March 1, 2020.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Rule 5550(b).
The Company was notified of the Staff determination on November 6, 2019. The Company appealed the determination to a Hearing Panel on November 13, 2019. On December 23, 2019, upon review of the information provided by the Company, the Panel issued a decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on December 26, 2019.
The Listing Council did not call the matter for review.
The Staff determination to delist the Company became final on February 6, 2020.